[redacted]

08001832

April 4, 2008

File No. 82-35126
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

SUPPL

Re: Sony Financial Holdings Inc. - Rule 12g3-2(b)

Dear Sir / Madam:

In order for us to comply with the requirements of the Rule 12g3-2(b), we, Sony Financial Holdings Inc. (the "Company"), enclose herewith Exhibits 1 through 5, listed in the attached sheet, which are English versions and/or English translations of the documents which were published by the Company in the period from January 1, 2008 to March 31, 2008 and which are all the documents of the Company required to be furnished to the SEC in respect of such period under the Rule 12g3-2(b).

We will continue to submit to you English versions, English translations, adequate summaries and/or brief descriptions in English of the published documents of the Company to the extent required under the Rule 12g3-2(b).

Yours faithfully,

Sony Financial Holdings Inc.

By *Hiromichi Fujikata*

Name: Hiromichi Fujikata
Title: Executive Vice President and Representative Director

Attachment

List of material information made public in Japan
from January1, 2008 to March 31, 2008

	Descriptions	Information (*) Provided to
Exhibit 1.	Press Release dated January 31, 2008 with a title "Notice of Revised Financial Results Forecast for the Fiscal Year Ending March 31, 2008" (English version)	(i) TSE (ii) Public
Exhibit 2.	Press Release dated January 31, 2008 with a title "Preliminary Consolidated Financial Results for the Nine months ended December 31, 2007 (Prepared in Accordance with Japanese GAAP)" (English version)	(i) TSE (ii) Public
Exhibit 3.	Press Release dated February 15, 2008 with a title "Consolidated Financial Summary for the Third Quarter ended December 31, 2007" (English version)	(i) TSE (ii) Public
Exhibit 4.	Press Release dated February 29, 2008 with a title "Sony Bank to Become Wholly Owned Subsidiary" (English translation)	(i) TSE (ii) Public
Exhibit 5.	Press Release dated March 13, 2008 with a title "Change in Ownership of Sony Bank Shares" (English translation)	Public

(*) "TSE" means Tokyo Stock Exchange.

Exhibit 1.

Sony Financial Holdings

January 31, 2008
Sony Financial Holdings Inc.

Notice of Revised Financial Results Forecast for the Fiscal Year Ending March 31, 2008

Tokyo, January 31, 2008—Today, Sony Financial Holdings Inc.("SFH") revised its financial results forecast for the fiscal year ending March 31, 2008 (April 1, 2007 to March 31, 2008) from its original forecast previously released on October 25, 2007, as follows.

(1) Revised Consolidated Financial Results Forecast (April 1, 2007 to March 31, 2008)

(Billions of yen)

		Ordinary revenues	Ordinary profit	Net income
Full year	Previous forecast announcement (A)	¥ 809	¥ 35	¥ 21
	Current forecast announcement (B)	¥ 815	¥ 41	¥ 24
	Difference (B – A)	¥ 6	¥ 6	¥ 3
	Percentage change	0.7%	17.1%	14.3%
	(Reference) Financial results for previous term (fiscal year ended March 31, 2007)	¥ 759.2	¥ 18.3	¥ 10.0

(2) Reasons for Revisions

SFH hereby revises upward its consolidated financial results forecast for the fiscal year ending March 31, 2008. Besides forecasting the remaining quarter ending March 31, 2008, this revision mainly reflects the expansion of its life insurance, non-life insurance and banking businesses as stated in its preliminary consolidated financial results for the nine months ended December 31, 2007 announced today.

SFH's consolidated results* are prepared in accordance with accounting principles and practices generally accepted in Japan. As such, these figures differ in significant respects from financial information reported by SFH's parent company, Sony Corporation, which prepares its financial statements in accordance with accounting principles and practices generally accepted in the United States.

*The scope of SFH's consolidated results for the fiscal year ended March 31, 2007 includes Sony Financial Holdings, Sony Life Insurance Co., Ltd., Sony Assurance Inc., Sony Bank Inc., and Sony Life Insurance (Philippines) Corporation. SFH's consolidated forecast for the fiscal year ending March 31, 2008 also includes Sony Bank Securities Inc. within the scope of consolidation.

On January 31, 2008, Sony Corporation will announce its consolidated financial results for the third quarter ended December 31, 2007. SFH Group companies constitute the majority of Sony Group's Financial Services segment. However, the scope of Sony Group's Financial Services segment differs from the scope of SFH's consolidated results. For the scope of Sony Group's Financial Services segment, please refer to the January 31, 2008 news release by Sony Corporation.

1. Forward-looking statements may include—but are not limited to—statements using words such as

"believe," "anticipate," "plan," "strategy," "expect," "forecast," "predict," "possibility" and similar words that describe future operating activities, financial performance, events or conditions. Forward-looking statements, whether spoken or written, are based on judgments made by the management of the SFH Group based on information that is currently available to it. As such, forward-looking statements are subject to various risks and uncertainties, and actual results may vary substantially from those expressed or implied in forward-looking statements. Consequently, investors are cautioned not to place undue reliance on forward-looking statements. The SFH Group disclaims any obligation to revise forward-looking statements in light of new information, future events or other findings.

2. The information contained in this press release does not constitute or form part of any offer for sale or subscription of or solicitation or invitation of any offer to buy or subscribe for any securities, nor shall it or any part of it form the basis of or be relied upon in connection with any contract or commitment whatsoever.

For inquiries:
Masaaki Konoo or Hiroko Hanakura
Corporate Communications & Investor Relations Dept.
Sony Financial Holdings Inc.
Telephone: +81-3-5785-1074
E-mail: press@sonyfh.co.jp
Website of Sony Financial Holdings Inc.
http://www.sonyfh.co.jp/english

Exhibit 2.

Sony Financial Holdings

RECEIVED
2008 APR 16 P 2:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

January 31, 2008
Sony Financial Holdings Inc.

Preliminary Consolidated Financial Results for the the Nine months ended December 31, 2007 (Prepared in Accordance with Japanese GAAP)

Tokyo, January 31, 2008—Today, the parent company of Sony Financial Holdings Inc.("SFH"), Sony Corporation, is expected to announce its consolidated financial results for the third quarter ended December 31, 2007, prepared in accordance with generally accepted accounting principles and practices in the United States ("U.S. GAAP"). Sony Corporation's U.S. GAAP results are expected to include financial results for Sony Group's Financial Services segment, which includes SFH and the SFH Group.

Although our preparation of financial results for SFH and the SFH Group, in accordance with generally accepted accounting principles and practices in Japan ("Japanese GAAP"), is not yet complete, preliminary consolidated financial results for the nine months ended December 31, 2007 (April 1, 2007 to December 31, 2007) are provided below as part of our efforts to disclose information to our shareholders and investors in a timely and appropriate manner.

We expect to announce our final consolidated financial results for the nine months ended December 31, 2007 on February 15, 2008.

1. Preliminary Consolidated Financial Results for the Nine Months Ended December 31, 2007 (April 1, 2007 to December 31, 2007)

(Billions of yen, unless otherwise noted)

	Ordinary revenues	Ordinary profit	Net income
For the Nine Months ended December 31, 2007 (Preliminary)	¥ 606	¥ 37	¥ 22
(Reference) For the Nine Months ended December 31, 2006 (Actual)	¥ 550.9	¥ 26.2	¥ 16.1

Note: Amounts of less than one billion yen have been omitted in the figures stated above for ordinary revenues, ordinary profit and net income of preliminary results for the nine months ended December 31, 2007. The above-stated figures are prepared in accordance with Japanese GAAP.

2. Principal Reasons for Changes in Consolidated Financial Results

During the nine months ended December 31, 2007, ordinary revenues for each of our three main operating subsidiaries increased and, in particular, the life insurance business delivered higher performance as the amount of individual insurance in force remained robust, boosting income from insurance premiums, together with an increase in general account investment income, resulting in an increase in consolidated revenues, compared with the corresponding period of the preceding fiscal year. In the non-life insurance business, net premiums written increased in line with a rise in the number of policies, mainly for automobile insurance. In the banking business, a greater volume of business pushed up interest income, such as interest on loans, contributing to the increase in consolidated ordinary revenues.

Ordinary profit rose, owing mainly to an increase in gains from general account asset management in the life insurance business. The non-life insurance business and banking business also delivered profit increases, contributing to the growth in consolidated ordinary profit.

Consolidated net income also increased year on year.

Today, SFH also announced its consolidated financial results forecast for the fiscal year ending March 31, 2008, revising the forecast released on October 25, 2007. Please refer to these releases.

These preliminary results are based on information available to SFH's management as of this date, and may differ substantially from actual results expected to be announced on February 15, 2008 for a variety of reasons.

SFH's consolidated results* are prepared in accordance with accounting principles and practices generally accepted in Japan. As such, these figures differ in significant respects from financial information reported by SFH's parent company, Sony Corporation, which prepares its financial statements in accordance with accounting principles and practices generally accepted in the United States.

* The scope of consolidation for SFH's consolidated results for the nine months ended December 31, 2006 includes Sony Financial Holdings, Sony Life Insurance Co., Ltd., Sony Assurance Inc., Sony Bank Inc., and Sony Life Insurance (Philippines) Corporation. The scope of consolidation for SFH's consolidated results for the nine months ended December 31, 2007 also includes Sony Bank Securities Inc.

On January 31, 2008, Sony Corporation will announce its consolidated financial results for the third quarter ended December 31, 2007. SFH Group companies constitute the majority of Sony Group's Financial Services segment. However, the scope of Sony Group's Financial Services segment differs from the scope of SFH's consolidated results. For the scope of Sony Group's Financial Services segment, please refer to the January 31, 2008, news release by Sony Corporation.

For inquiries:
Masaaki Konoo or Hiroko Hanakura
Corporate Communications & Investor Relations Dept.
Sony Financial Holdings Inc.
Telephone: +81-3-5785-1074
E-mail: press@sonyfh.co.jp
Website of Sony Financial Holdings Inc.
http://www.sonyfh.co.jp/index_en.html

Exhibit 3.

Consolidated Financial Summary
for the Third Quarter ended December 31, 2007

February 15, 2008

Company name:	Sony Financial Holdings Inc. (URL: http://www.sonyfh.co.jp/index_en.html/)
Stock exchange listings:	Tokyo Stock Exchange (code number: 8729)
Representative:	Teruhisa Tokunaka, President and Representative Director
For inquiry:	Masaaki Konoo, General Manager – Corporate Communications & Investor Relations Dept.

(discarding fractional amounts of less than 1 million yen)

Note: As third quarter financial information was first disclosed from this fiscal year, no corresponding information on percentage changes is provided for the third quarter of the fiscal year ended March 31, 2007.

1. Consolidated financial results for the nine months ended December 31, 2007

(1) Operating results

	Ordinary Revenues		Ordinary Profit		Net Income	
	million of yen	%change	million of yen	%change	million of yen	%change
For the nine months ended December 31, 2007	606,192	(10.0)	37,803	(43.9)	22,740	(41.0)
For the nine months ended December 31, 2006	550,999	(-)	26,263	(-)	16,133	(-)
For the year ended March 31, 2007	759,280	(-)	18,354	(-)	10,021	(-)

	Net Income per Share	Net Income per Share (Fully Diluted)
	yen	yen
For the nine months ended December 31, 2007	10,713.48	-
For the nine months ended December 31, 2006	7,682.75	-
For the year ended March 31, 2007	4,772.09	-

Note: Equity in earnings of affiliates:
For the nine months ended December 31, 2007: ¥ - million
For the nine months ended December 31, 2006: ¥ - million
For the year ended March 31, 2007: ¥ - million

(2) Financial conditions

	Total Assets	Total Net Assets	Net Assets Ratio	Net Assets per Share
	million of yen	million of yen	%	yen
As of December 31, 2007	4,874,250	300,442	6.1	136,018.04
As of December 31, 2006	4,174,701	265,138	6.2	124,197.75
As of March 31, 2007	4,323,780	270,179	6.1	126,549.38

Notes: 1. Stockholders' equity:
As of December 31, 2007: ¥ 295,839 million
As of December 31, 2006: ¥ 260,815 million
As of March 31, 2007: ¥ 265,753 million

Stockholders' equity is computed by excluding minority interests from total net assets at the end of fiscal period.

2. Net assets ratio is computed by dividing the amount of total net assets excluding minority interests by total assets at the end of the fiscal period.

(3) Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at end of the fiscal period
	million of yen	million of yen	million of yen	million of yen
For the nine months ended December 31, 2007	292,052	(380,073)	(22,300)	208,016
For the nine months ended December 31, 2006	167,223	(61,529)	(6,500)	208,506
For the year ended March 31, 2007	258,171	(87,215)	(6,500)	273,760

2. Dividends

Fiscal year	Dividend per Share		
	Interim dividend	Annual dividend	Total
	yen	yen	yen
For the year ended March 31, 2007	-	3,095.24	3,095.24
For the year ending March 31, 2008	-		3,000.00
For the year ending March 31, 2008(projection)		3,000.00	

3. Projected consolidated financial results for the year ending March 31, 2008

(percentage figures represent changes from the results of the previous fiscal year)

	Ordinary Revenues		Ordinary Profit		Net Income		Net Income per Share
	millions of yen	% change	millions of yen	% change	millions of yen	% change	yen
For the year ending March 31, 2008	815,000	7.3	41,000	123.4	24,000	139.5	11,237.77

4. Other Information

(1) Changes in significant subsidiaries during the fiscal period (changes in specified subsidiaries accompanying changes in scope of consolidation): None

(2) Adoption of simplified accounting methods: Yes

(3) Changes in accounting methods since the most recent fiscal year: None

(Note) Please refer to "5. Other" on page 9, for details.

Qualitative Information and Financial Statements

1. Qualitative Information on Consolidated Operating Performance

Analysis of Operating Performance

Ordinary revenues grew 10.0% during the nine months ended December 31, 2007 (April 1, 2007 to December 31, 2007) compared with the corresponding period of the preceding fiscal year, to ¥606.1 billion, owing to performance increases in all of our businesses: life insurance, non-life insurance and banking.

In the life insurance business, the amount of insurance in force remained robust, boosting income from insurance premiums, while general account investment income also increased, resulting in a 9.6% increase in ordinary revenues compared with the first nine months of the prior fiscal year, to ¥547.1 billion. In the non-life insurance business, net premiums written increased in line with a steady rise in the number of policies, mainly automobile insurance policies, pushing up ordinary revenues 8.9%, to ¥41.6 billion. In the banking business, higher business volume pushed up interest income, such as interest on loans. Ordinary revenues consequently increased 25.7%, to ¥18.1 billion.

Ordinary expenses increased 8.3% compared with the first nine months of the prior fiscal year, to ¥568.3 billion, in line with increased expenses in all of our businesses. In the life insurance business, insurance claims and other payments, including surrender payments, rose. Investment expenses, such as losses on separate accounts, net, also increased, pushing up ordinary expenses 8.2%, to ¥514.3 billion. In the non-life insurance business, net losses paid increased in line with an increase in the number of policies in force, causing ordinary expenses to grow 6.0%, to ¥38.6 billion. In the banking business, higher interest expenses pushed up ordinary expenses 19.9%, to ¥16.2 billion.

Ordinary profit increased 43.9% compared with the first nine months of the prior fiscal year, to ¥37.8 billion, reflecting stronger performance in all of our businesses, as described above. Broken down by business, in the life insurance business ordinary profit was up 39.2%, to ¥32.7 billion; in the non-life insurance business ordinary profit was up 66.7%, to ¥3.0 billion; and in the banking business ordinary profit was up 118.0%, to ¥1.8 billion.

Sony Financial Holdings Inc. ("SFH") posted **extraordinary losses** of ¥2.0 billion, owing mainly to an increase in the provision for reserves for price fluctuation in the life insurance business.

Net income rose 41.0% compared with the first nine months of the prior fiscal year, to ¥22.7 billion , reflecting the increase in ordinary profit, which was partially offset by the extraordinary losses.

Segment Information by Business

Ordinary Revenues

(Millions of yen)

	For the nine months ended December 31, 2006	**For the nine months ended December 31, 2007**	Change (%)
Life insurance business	¥ 499,116	**¥ 547,123**	+9.6
Non-life insurance business	38,254	**41,668**	+8.9
Banking business	14,419	**18,123**	+25.7
Subtotal	551,790	**606,915**	+10.0
Corporate and eliminations	(791)	**(722)**	—
Consolidated	550,999	**606,192**	+10.0

Ordinary Profit

(Millions of yen)

	For the nine months ended December 31, 2006	**For the nine months ended December 31, 2007**	Change (%)
Life insurance business	¥ 23,543	**¥ 32,765**	+39.2
Non-life insurance business	1,816	**3,028**	+66.7
Banking business	854	**1,861**	+118.0
Subtotal	26,214	**37,656**	+43.6
Corporate and eliminations	48	**147**	+201.9
Consolidated	26,263	**37,803**	+43.9

2. Qualitative Information on Consolidated Financial Position

(1) Assets, Liabilities and Net Assets

As of December 31, 2007, **total assets** of ¥4,874.2 billion represented an increase of 16.8% from December 31, 2006 and an increase of 12.7% from March 31, 2007.

The principal reasons for this increase were ¥2,912.5 billion in securities (up 10.5% from December 31, 2006), mostly Japanese government and corporate bonds, ¥824.1 billion in monetary trusts (up 18.1%), ¥436.5 billion in loans (up 23.1%) and ¥381.5 billion in call loans and bills bought (up 52.2%).

Total liabilities amounted to ¥4,573.8 billion, up 17.0% from December 31, 2006 and up 12.8% from March 31, 2007. One of the largest components of liabilities, policy reserve and others, increased 11.6% from December 31, 2006, to ¥3,400.6 billion. Also, deposits were up 36.5% from December 31, 2006, to ¥979.6 billion.

Total net assets amounted to ¥300.4 billion, up 13.3% from December 31, 2006 and up 11.2% from March 31, 2007. Of this amount, net unrealized gains on other securities, net of taxes, decreased ¥3.6 billion from December 31, 2006, to ¥110.3 billion, owing to increasingly unfavorable market conditions.

(2) Cash Flows

Net cash provided by operating activities was ¥292.0 billion, despite an increase in call loans and bills bought, owing mainly to increases in policy reserves and others and in deposits.

Net cash used in investing activities was ¥380.0 billion, owing mainly to payments for purchases of securities, which partially offset proceeds from sale and redemption of securities.

Net cash provided by financing activities was ¥22.3,billion, due to issuance of common stock of ¥28.8 billion for listing on the First Section of the Tokyo Stock Exchange in October 2007, net of cash dividends paid of ¥6.5 billion.

As a result of the above factors, cash and cash equivalents at December 31, 2007, were ¥208.0 billion, down ¥65.7 billion from March 31, 2007.

(3) Net Assets Ratio

	As of December 31, 2006	**As of December 31, 2007**
Net assets ratio	6.2%	**6.1%**

Note: Net assets ratio: stockholder's equity/total assets x 100

3. Information Concerning Significant Subsidiaries

Below, we describe the operating performance of SFH's significant subsidiaries—Sony Life Insurance Co., Ltd. (Sony Life), Sony Assurance Inc. (Sony Assurance) and Sony Bank Inc. (Sony Bank)—for the nine months ended December 31, 2007 (April 1, 2007 to December 31, 2007). Today Sony Life announced its operating results for the nine months ended December 31, 2007; Sony Assurance announced an overview of its own results; and Sony Bank announced its consolidated and non-consolidated results; please refer to the individual companies' websites for more detailed information (Japanese only).

■ Sony Life (Non-Consolidated)

On a non-consolidated basis, Sony Life posted a 9.6% increase in ordinary revenues compared with the first nine months of the prior fiscal year, to ¥546.9 billion, as the amount of insurance in force remained robust, boosting income from insurance premiums, while general account investment income also increased. Operating profit and net income increased 39.6% to ¥32.8 billion and up 26.3% to ¥18.1 billion respectively. Core profit also increased 6.8%, to ¥19.8 billion.

Income from insurance premiums grew 8.3% compared with the first nine months of the prior fiscal year, to ¥479.7 billion, as the amount of insurance in force increased. Investment income rose 19.7%, to ¥63.7 billion, while investment expenses rose 405.6%, to ¥21.9 billion, owing to an increase in investment losses related to separate accounts. Consequently, net investment income from both general accounts and separate accounts decreased 14.6%, to ¥41.7 billion. Insurance claims and other payments increased 13.0% to ¥179.4 billion. Operating expenses rose 9.6%, to ¥69.3 billion.

Policy amount in force, which is the total policy amount in force for individual life insurance and individual annuities, grew steadily during the term. Policy amount in force was up 4.1% from December 31, 2006, to ¥31,255.0 billion. The lapse and surrender rate was up 0.27 percentage point compared with the first nine months of the prior fiscal year, to 4.61%. Annualized premiums from insurance in force rose 5.4% from December 31, 2006, to ¥524.6 billion. Of this amount, the amount attributable to third-sector products rose 5.3%, to ¥122.0 billion.

New insurance sales, which is the total policy amount for new sales of individual life insurance and individual annuities, rose 10.4% compared with the first nine months of the prior fiscal year, to ¥2,910.9 billion, primarily due to strong sales of death protection products. Annualized premiums from new insurance sales fell 1.8% to ¥48.3 billion. For third-sector products, annualized premiums from new insurance sales fell 5.7%, to ¥10.3 billion.

Net unrealized gains on securities fell 3.7% from December 31, 2006, to ¥175.3 billion.

(1) Principal Income and Expense Items

(Millions of yen)

	For the nine months ended December 31, 2006	**For the nine months ended December 31, 2007**	Change in amount (%) or change in percentage (pt)
Ordinary revenues	¥ 498,871	**¥ 546,989**	+9.6
Ordinary profit	23,522	**32,844**	+39.6
Core profit	18,612	**19,883**	+6.8
Net income	14,338	**18,110**	+26.3
Income from insurance premiums	442,944	**479,704**	+8.3
Investment income	53,302	**63,778**	+19.7
Insurance claims and other payments	158,744	**179,440**	+13.0
Investment expenses	4,347	**21,982**	+405.6
Operating expenses	63,254	**69,332**	+9.6
Lapse and surrender rate (%) (Note)	4.34	**4.61**	+0.27 pt

Note: The lapse and surrender rate is calculated without offsetting policies that are reinstated.

	As of December 31, 2006	**As of December 31, 2007**	As of March 31, 2007
Total assets	¥ 3,325,401	**¥ 3,710,376**	¥ 3,445,970
Unrealized gains on securities	182,203	**175,375**	198,259

(2) Insurance in Force

Policy Amount Basis

(Billions of yen)

	As of December 31, 2006	**As of December 31, 2007**	Change (%)	As of March 31, 2007
Individual insurance	¥ 29,832.8	**¥ 31,006.5**	+3.9	¥ 30,038.1
Individual annuity	195.0	**248.5**	+27.5	206.3
Total	30,027.8	**31,255.0**	+4.1	30,244.4

Note: Total policy amount in force is equal to the sum of (a) the funds to be held at the time annuity payments are to commence for policies for which annuity payments have not yet commenced and (b) the amount of policy reserve for policies for which payments have commenced.

Number of Policies Basis

(Thousands of policies)

	As of December 31, 2006	As of December 31, 2007	Change (%)	As of March 31, 2007
Individual insurance	4,042	**4,331**	+7.1	4,109
Individual annuity	33	**43**	+29.3	35
Total	4,075	**4,374**	+7.3	4,145

(3) New Insurance Sales

Policy Amount Basis

(Billions of yen)

	For the nine months ended December 31, 2006	For the nine months ended December 31, 2007	Change (%)
Individual insurance	¥ 2,615.5	**¥ 2,865.3**	+9.5
Individual annuity	21.7	**45.5**	+109.5
Total	2,637.3	**2,910.9**	+10.4

Notes: Amounts for individual annuity products indicate the funds to be held at the time annuity payments are to commence.

Number of Policies Basis

(Thousands of policies)

	For the nine months ended December 31, 2006	For the nine months ended December 31, 2007	Change (%)
Individual insurance	387	**393**	+1.3
Individual annuity	4	**8**	+92.5
Total	392	**401**	+2.3

(4) Annualized Premiums

Insurance in Force

(Millions of yen)

	As of December 31, 2006	As of December 31, 2007	Change (%)	As of March 31, 2007
Individual insurance	¥ 490,829	**¥ 516,188**	+5.2	¥ 497,570
Individual annuity	6,808	**8,504**	+24.9	7,121
Total	497,637	**524,692**	+5.4	504,691
Of which, medical protection, living benefit protection, etc.	115,869	**122,038**	+5.3	117,466

New Insurance Sales

(Millions of yen)

	For the nine months ended December 31, 2006	For the nine months ended December 31, 2007	Change (%)
Individual insurance	¥ 48,364	**¥ 46,593**	(3.7)
Individual annuity	902	**1,768**	+95.8
Total	49,267	**48,362**	(1.8)
Of which, medical protection, living benefit protection, etc.	10,931	**10,313**	(5.7)

Notes:

1. Annualized premiums refer to an amount that is calculated by multiplying individual premium amounts by a coefficient that differs depending on the premium payment methods, thereby converting the figure to a per-year premium. (For single-payment policies, premiums are divided by the coverage period.)
2. Medical protection and living benefit protection, etc. corresponds to the annualized premiums relating to medical protection benefits (hospitalization benefits, surgical procedure benefits, etc.) and products with living benefit protection (benefits for specific illnesses, nursing care benefits, etc.).

■ Sony Assurance

Sony Assurance posted an 8.9% increase in ordinary revenues compared with the first nine months of the prior fiscal year, to ¥41.6 billion, primarily due to favorable performance in its mainstay automobile insurance, which raised net premiums written. As a result of the increase in ordinary revenues, together with improvements in both the net expense ratio and the net loss ratio, ordinary profit rose 66.7%, to ¥3.0 billion. Net income rose 89.7%, to ¥2.5 billion.

In terms of insurance underwriting, direct premiums written grew 9.1% compared with the first nine months of the prior fiscal year, to ¥40.9 billion, in line with a rise in the number of automobile insurance policies. Net premiums written grew 8.8%, to ¥41.1 billion. In tandem with the increase in number of policies, net losses paid increased 8.4%, to ¥19.1 billion. The net loss ratio improved 0.1 percentage point, to 52.3%. The net expense ratio improved 0.4 percentage point, to 25.1%, owing to ongoing increases in operating efficiency. Consequently, underwriting profits amounted to ¥2.6 billion, and the combined ratio (the sum of the net loss ratio and the net expense ratio) improved 0.5 percentage point, to 77.4%.

(1) Principal Income and Expense Items

(Millions of yen)

	For the nine months ended December 31, 2006	For the nine months ended December 31, 2007	Change in amount (%) or change in percentage (pt)
Ordinary revenues	¥38,254	¥41,668	+8.9
Ordinary profit	1,816	3,028	+66.7
Net income	1,360	2,580	+89.7
Net loss ratio (%)	52.4	52.3	(0.1) pt
Net expense ratio (%)	25.5	25.1	(0.4) pt
Underwriting profits	1,442	2,619	+81.6

	As of December 31, 2006	As of December 31, 2007	As of March 31, 2007
Total assets	¥63,428	¥74,337	¥67,468

(2) Direct Premiums Written

(Millions of yen)

Type of policy	For the nine months ended December 31, 2006	For the nine months ended December 31, 2007	Change (%)
Fire	¥ 94	¥ 200	+112.4
Marine	—	—	—
Personal accident	4,294	4,707	+9.6
Voluntary automobile	33,135	36,012	+8.7
Compulsory automobile liability	—	—	—
Total	37,524	40,920	+9.1

(3) Net Premiums Written

(Millions of yen)

Type of policy	For the nine months ended December 31, 2006	For the nine months ended December 31, 2007	Change (%)
Fire	¥ 7	¥ 11	+62.8
Marine	35	38	+9.3
Personal accident	4,402	4,839	+9.9
Voluntary automobile	32,985	35,855	+8.7
Compulsory automobile liability	401	432	+7.7
Total	37,831	41,177	+8.8

(4) Net Losses Paid

(Millions of yen)

Type of policy	For the nine months ended December 31, 2006	For the nine months ended December 31, 2007	Change (%)
Fire	¥ 0	¥ 0	(20.5)
Marine	18	17	(3.8)
Personal accident	693	897	+29.5
Voluntary automobile	16,696	17,936	+7.4
Compulsory automobile liability	298	333	+11.9
Total	17,705	19,185	+8.4

■ Sony Bank (Non-Consolidated)

Sony Bank's ordinary revenues increased 25.7% compared with the first nine months of the prior fiscal year, to ¥18.1 billion, as a higher balance of mortgage loans resulted in increased interest on loans, leading to higher interest income. Owing to the rise in gross operating profit, ordinary profit increased 143.6%, to ¥2.0 billion. As a result of the above factors and an increase in deferred income taxes, Sony Bank's net income increased substantially, to ¥2.5 billion.

Boosted by such factors as higher net interest income, gross operating profit grew 18.8% compared with the first nine months of the prior fiscal year, to ¥7.9 billion. Breaking down gross operating profit, net interest income increased 20.6%, to ¥3.8 billion, as a result of a larger balance of invested assets through the expansion of operations. Net fees and commissions grew 78.4%, to ¥0.3 billion, as a larger investment trust balance pushed up fees and commissions received. Net other operating income increased 14.0%, to ¥3.8 billion, as market investment profit improved.

As of December 31, 2007, the balance of customer assets (the sum of total deposits and total investment trusts) was ¥1,097.4 billion, up ¥248.5 billion, or 29.3%, from March 31, 2007, largely due to an increase in the balance of yen time deposits. The balance of deposits was up ¥228.2 billion, or 30.3%, to ¥980.6 billion. As of December 31, 2007, investment trusts were up ¥20.3 billion, or 21.1%, to ¥116.8 billion, and loans were up ¥46.9 billion, or 16.5%, to ¥331.6 billion.

On December 31, 2007, total deposit accounts numbered 556 thousand, up 85 thousand from December 31, 2006 and up 65 thousand from March 31, 2007. As of December 31, 2007, the bank's capital adequacy ratio, based on domestic criteria, was 10.79%.

(1) Principal Income and Expense Items

(Millions of yen)

	For the nine months ended December 31, 2006	**For the nine months ended December 31, 2007**	Change (%)
Ordinary revenues	¥ 14,419	**¥ 18,127**	+25.7
Ordinary profit	854	**2,080**	+143.6
Net income	432	**2,546**	+488.2
Gross operating profit	6,717	**7,983**	+18.8
Net interest income	3,195	**3,855**	+20.6
Net fees and commissions	173	**309**	+78.4
Net other operating income	3,348	**3,818**	+14.0
General and administrative expenses	5,818	**5,834**	+0.3
Net operating profit	882	**2,131**	+141.5

	As of December 31, 2006	**As of December 31, 2007**	As of March 31, 2007
Total assets	¥ 782,620	**¥ 1,058,195**	¥ 806,848
Capital adequacy ratio (domestic criteria) (%)	9.89	**10.79**	11.49

Note: Capital adequacy ratios as of March 31, 2007 and December 31, 2007 were calculated based on the standard stipulated in the Financial Services Agency Public Announcement No. 19 of 2006. The capital adequacy ratio as of December 31, 2006 was calculated based on the standard stipulated in the former public announcement.

(2) Customer Assets (Total of Deposits and Investment Trusts) and Number of Accounts

(Billions of yen)

	As of December 31, 2006	**As of December 31, 2007**	Change from December 31, 2006 (%)	As of March 31, 2007	Change from March 31, 2006 (%)
Deposits	¥ 717.5	**¥ 980.6**	+36.7	¥ 752.3	+30.3
Yen deposits	583.1	**781.8**	+34.1	604.4	+29.3
Foreign currency deposits	134.3	**198.7**	+47.9	147.8	+34.4
Investment trusts	89.8	**116.8**	+30.1	96.5	+21.1
Customer assets	807.3	**1,097.4**	+35.9	848.8	+29.3
Number of accounts (thousands)	471	**556**	+18.1	491	+13.3

(3) Loans

(Billions of yen)

	As of December 31, 2006	**As of December 31, 2007**	Change from December 31, 2006 (%)	As of March 31, 2007	Change from March 31, 2006 (%)
Mortgage loans	¥ 254.6	**¥ 323.9**	+27.2	¥ 278.0	+16.5
Other	6.0	**7.6**	+27.0	6.6	+14.0
Total	260.7	**331.6**	+27.2	284.7	+16.5

4. Qualitative Information on Consolidated Performance Forecasts

SFH's financial results forecast for FY2007 remains unchanged from the forecast figures revised and announced on January 31, 2008.

5. Other

(1) Significant changes in subsidiaries during the fiscal period

Not applicable.

(2) Application of simplified accounting methods

The consolidated balance sheets, consolidated statements of income, consolidated statements of changes in net assets and consolidated statements of cash flows for the third quarter under review have been prepared in line with the standards employed for preparing the interim consolidated financial statements. Simplified methods have been employed in certain areas, described below, where it was determined that such simplification would not have a material impact on the decisions of investors and other interested parties.

(1) Standard employed for calculating reserve for possible loan losses

To some extent, the historical loan loss ratio for the preceding fiscal year was used when calculating the reserve for possible loan losses.

(2) Standard employed for calculating income taxes

When calculating income tax expenses for certain domestic subsidiaries, the inclusion of additions, subtractions and tax exemptions was limited to significant items.

(3) Standard employed for calculating deferred tax assets

Judgments on the ability to recover deferred tax assets were based on the operating results performance forecasts formed during the preceding fiscal year.

(3) Changes in accounting method from the most recent consolidated fiscal year

Not applicable.

Consolidated Financial Statements

1. Consolidated Balance Sheets

(Yen in millions, %)

	As of December 31, 2006	As of December 31, 2007	Increase(Decrease) ¥ change	Increase(Decrease) % change	As of March 31, 2007
Assets:					
Cash and due from banks	55,945	70,791	14,846	26.5	40,996
Call loans and bills bought	250,609	381,537	130,928	52.2	332,459
Other debt purchased	-	1,737	1,737	-	-
Monetary trusts	698,062	824,130	126,067	18.1	718,492
Securities	2,635,712	2,912,522	276,809	10.5	2,649,768
Loans	354,523	436,560	82,037	23.1	381,522
Tangible fixed assets	89,147	85,072	(4,074)	(4.6)	88,574
Intangible fixed assets	8,026	11,861	3,835	47.8	8,593
Due from agencies	-	-	-	-	0
Due from reinsurers	820	350	(469)	(57.2)	496
Foreign exchanges	2,405	7,050	4,644	193.1	4,156
Other assets	76,571	137,941	61,370	80.1	95,351
Deferred tax assets	3,126	5,007	1,881	60.2	3,599
Reserve for possible loan losses	(248)	(314)	(65)	26.5	(230)
Total assets	4,174,701	4,874,250	699,548	16.8	4,323,780
Liabilities:					
Reserve for outstanding claims	29,571	31,105	1,534	5.2	29,920
Policy reserve	3,015,861	3,366,094	350,233	11.6	3,125,118
Reserve for policyholders' dividends	1,977	3,423	1,446	73.2	2,597
Due to agencies	1,172	1,099	(73)	(6.2)	1,415
Due to reinsurers	459	452	(7)	(1.6)	934
Deposits	717,527	979,676	262,148	36.5	752,366
Call money and bills sold	18,000	26,500	8,500	47.2	10,000
Foreign exchanges	6	8	2	33.5	0
Other liabilities	65,755	117,791	52,036	79.1	75,367
Reserve for employees' bonuses	949	1,076	126	13.3	1,906
Reserve for employees' retirement benefits	11,199	11,608	408	3.6	11,212
Reserve for directors' retirement benefits	222	230	8	3.7	241
Reserve for price fluctuations	20,153	22,725	2,571	12.8	20,908
Deferred tax liabilities	25,999	11,307	(14,691)	(56.5)	20,904
Deferred tax liabilities on land revaluation	706	706	-	-	706
Total liabilities	3,909,563	4,573,807	664,244	17.0	4,053,601
Net assets:					
Common stock	5,500	19,900	14,400	261.8	5,500
Capital surplus	180,877	195,277	14,400	8.0	180,877
Retained deficits	(38,060)	(27,932)	10,128	(26.6)	(44,173)
Total shareholders' equity	148,316	187,244	38,928	26.2	142,203
Net unrealized gains on other securities, net of taxes	114,034	110,356	(3,677)	(3.2)	125,043
Net deferred losses on hedging instruments, net of taxes	(347)	(856)	(509)	146.6	(408)
Land revaluation, net of taxes	(1,475)	(1,475)	-	-	(1,475)
Foreign currency translation adjustments	287	570	282	98.2	390
Total valuation and translation adjustments	112,499	108,594	(3,904)	(3.5)	123,549
Minority interests	4,323	4,603	279	6.5	4,425
Total net assets	265,138	300,442	35,303	13.3	270,179
Total liabilities and net assets	4,174,701	4,874,250	699,548	16.8	4,323,780

2. Consolidated Statements of Income

(Yen in millions, %)

	For the nine months ended December 31, 2006	For the nine months ended December 31, 2007	Increase(Decrease)		For the year ended March 31, 2007
			¥ change	% change	
Ordinary revenues	550,999	606,192	55,193	10.0	759,280
Ordinary revenues from the life insurance business:					
Income from insurance premiums	442,566	479,429	36,862	8.3	605,051
Investment income	53,496	63,871	10,374	19.4	78,928
Other ordinary income	2,307	3,156	849	36.8	4,874
Ordinary revenues from the non-life insurance business:					
Underwriting income	37,843	41,200	3,357	8.9	50,495
Investment income	357	431	73	20.6	464
Other ordinary income	25	14	(11)	(43.6)	27
Ordinary revenues from the banking business:					
Interest income	9,266	12,127	2,861	30.9	12,763
Fees and commissions	1,057	1,391	334	31.7	1,587
Other operating income	4,074	4,558	484	11.9	5,065
Other ordinary income	4	10	5	125.0	21
Ordinary expenses	524,736	568,389	43,653	8.3	740,926
Ordinary expenses from the life insurance business:					
Insurance claims and other payments	158,748	179,446	20,698	13.0	219,352
Provision for policy reserve and others	241,635	235,789	(5,846)	(2.4)	349,666
Investment expenses	4,399	21,982	17,582	399.6	8,231
Operating expenses	63,198	69,158	5,960	9.4	87,270
Other ordinary expenses	7,468	7,809	341	4.6	10,300
Ordinary expenses from the non-life insurance business:					
Underwriting expenses	27,188	28,674	1,486	5.5	36,166
Investment losses	3	5	1	61.9	3
Operating, general and administrative expenses	8,976	9,639	663	7.4	12,392
Other ordinary expenses	4	14	10	223.6	48
Ordinary expenses from the banking business:					
Interest expenses	6,070	8,265	2,194	36.2	8,174
Fees and commissions	450	752	301	66.9	445
Other operating expenses	725	740	15	2.1	1,149
General and administrative expenses	5,817	5,989	172	3.0	7,665
Other ordinary expenses	50	120	70	139.6	58
Ordinary profit	26,263	37,803	11,540	43.9	18,354
Extraordinary gains	340	2	(338)	(99.4)	334
Extraordinary losses	380	2,001	1,621	426.7	1,146
Provision for reserve for policyholders' dividends	734	1,296	561	76.5	2,057
Income before income taxes	25,489	34,507	9,018	35.4	15,485
Income taxes - Current	12,677	14,334	1,656	13.1	20,270
- Deferred	(3,373)	(2,846)	526	(15.6)	(14,929)
Minority interests	(51)	(279)	(227)	437.6	(123)
Net income	16,133	22,740	6,607	41.0	10,021

3. Consolidated Statements of Changes in Net Assets

For the nine months ended December 31, 2006 (Yen in millions)

	Shareholder's equity				
	Common stock	Capital surplus	Retained deficits	Treasury stock	Total shareholder's equity
Balance as of March 31, 2006	5,500	180,877	(47,694)	-	138,682
Changes during the period					
Dividends from surplus	-	-	(6,500)	-	(6,500)
Net income	-	-	16,133	-	16,133
Net changes other than shareholder's equity	-	-	-	-	-
Total changes during the period	-	-	9,633	-	9,633
Balance as of December 31, 2006	5,500	180,877	(38,060)	-	148,316

	Valuation and translation adjustments					Minority interests	Total net assets
	Net unrealized gains on other securities, net of taxes	Net deferred losses on hedging instruments, net of taxes	Land revaluation, net of taxes	Foreign currency translation adjustments	Total valuation and translation adjustments		
Balance as of March 31, 2006	125,720	-	(1,475)	113	124,358	4,165	267,206
Changes during the period							
Dividends from surplus	-	-	-	-	-	-	(6,500)
Net income	-	-	-	-	-	-	16,133
Net changes other than shareholder's equity	(11,685)	(347)	-	173	(11,859)	158	(11,701)
Total changes during the period	(11,685)	(347)	-	173	(11,859)	158	(2,067)
Balance as of December 31, 2006	114,034	(347)	(1,475)	287	112,499	4,323	265,138

For the nine months ended December 31, 2007 (Yen in millions)

	Shareholders' equity				
	Common stock	Capital surplus	Retained deficits	Treasury stock	Total shareholders' equity
Balance as of March 31, 2007	5,500	180,877	(44,173)	-	142,203
Changes during the period					
Issuance of common stock	14,400	14,400	-	-	28,800
Dividends from surplus	-	-	(6,500)	-	(6,500)
Net income	-	-	22,740	-	22,740
Net changes other than shareholders' equity	-	-	-	-	-
Total changes during the period	14,400	14,400	16,240	-	45,040
Balance as of December 31, 2007	19,900	195,277	(27,932)	-	187,244

	Valuation and translation adjustments					Minority interests	Total net assets
	Net unrealized gains on other securities, net of taxes	Net deferred losses on hedging instruments, net of taxes	Land revaluation, net of taxes	Foreign currency translation adjustments	Total valuation and translation adjustments		
Balance as of March 31, 2007	125,043	(408)	(1,475)	390	123,549	4,425	270,179
Changes during the period							
Issuance of common stock	-	-	-	-	-	-	28,800
Dividends from surplus	-	-	-	-	-	-	(6,500)
Net income	-	-	-	-	-	-	22,740
Net changes other than shareholders' equity	(14,686)	(448)	-	180	(14,955)	177	(14,777)
Total changes during the period	(14,686)	(448)	-	180	(14,955)	177	30,263
Balance as of December 31, 2007	110,356	(856)	(1,475)	570	108,594	4,603	300,442

For the year ended March 31, 2007 (Yen in millions)

	Shareholder's equity				
	Common stock	Capital surplus	Retained deficits	Treasury stock	Total shareholder's equity
Balance as of March 31, 2006	5,500	180,877	(47,694)	-	138,682
Changes during the period					
Dividends from surplus	-	-	(6,500)	-	(6,500)
Net income	-	-	10,021	-	10,021
Net changes other than shareholder's equity	-	-	-	-	-
Total changes during the period	-	-	3,521	-	3,521
Balance as of March 31, 2007	5,500	180,877	(44,173)	-	142,203

	Valuation and translation adjustments					Minority interests	Total net assets
	Net unrealized gains on other securities, net of taxes	Net deferred losses on hedging instruments, net of taxes	Land revaluation, net of taxes	Foreign currency translation adjustments	Total valuation and translation adjustments		
Balance as of March 31, 2006	125,720	-	(1,475)	113	124,358	4,165	267,206
Changes during the period							
Dividends from surplus	-	-	-	-	-	-	(6,500)
Net income	-	-	-	-	-	-	10,021
Net changes other than shareholder's equity	(676)	(408)	-	276	(808)	259	(548)
Total changes during the period	(676)	(408)	-	276	(808)	259	2,972
Balance as of March 31, 2007	125,043	(408)	(1,475)	390	123,549	4,425	270,179

4. Consolidated Statements of Cash Flows

(Yen in millions)

	For the nine months ended December 31, 2006	For the nine months ended December 31, 2007	For the year ended March 31, 2007
Cash flows from operating activities:			
Income before income taxes	25,489	34,507	15,485
Depreciation and amortization	3,142	4,085	4,683
Impairment losses	5	125	0
Increase in policy reserve and others	248,618	243,458	359,544
Interest income and dividends	(33,086)	(47,749)	(47,714)
Gains on securities	(21,330)	(2,999)	(31,972)
Interest expenses	6,074	8,276	8,182
Net (increase) decrease in loans	(21,239)	(46,908)	(45,245)
Net increase (decrease) in deposits	117,391	226,301	152,587
Net (increase) decrease in call loans and bills bought	(81,234)	(144,278)	(82,885)
Net increase (decrease) in call money and bills sold	(92,700)	16,500	(100,700)
Others, net	(176)	(19,966)	(1,653)
Subtotal	150,954	271,351	230,312
Interest and dividends received	36,972	46,951	52,737
Interest paid	(5,048)	(6,537)	(7,105)
Policyholders' dividends paid	(345)	(480)	(1,048)
Income taxes paid	(15,309)	(19,233)	(16,724)
Net cash provided by operating activities	167,223	292,052	258,171
Cash flows from investing activities:			
Investments in monetary trusts	(91,801)	(99,666)	(127,015)
Proceeds from sale of monetary trusts	41,700	-	61,700
Purchases of securities	(477,704)	(919,897)	(659,994)
Proceeds from sale and redemption of securities	490,466	660,961	661,927
Investments in loans	(33,403)	(31,766)	(49,602)
Collections of loans	26,406	23,691	40,002
Others, net	-	(3,525)	(500)
Subtotal	(44,336)	(370,202)	(73,482)
Purchases of tangible fixed assets	(14,415)	(4,646)	(10,148)
Proceeds from sale of tangible fixed assets	-	0	1
Purchases of intangible fixed assets	(2,777)	(5,225)	(3,586)
Net cash used in investing activities	(61,529)	(380,073)	(87,215)
Cash flows from financing activities:			
Proceeds from issuance of stock	-	28,800	-
Cash dividends paid	(6,500)	(6,500)	(6,500)
Net cash provided by (used in) financing activities	(6,500)	22,300	(6,500)
Effect of exchange rate changes on cash and cash equivalents	48	(22)	41
Net increase (decrease) in cash and cash equivalents	99,243	(65,744)	164,496
Cash and cash equivalents at beginning of the fiscal period	109,263	273,760	109,263
Cash and cash equivalents at end of the fiscal period	208,506	208,016	273,760

Note:
Cash flows from investing activities include cash flows from lending operations of the insurance business.

5. Segment Information

For the nine months ended December 31, 2006 (Yen in millions)

	Life insurance business	Non-life insurance business	Banking business	Total	Elimination	Consolidated
Ordinary revenues:						
External customers	498,369	38,227	14,402	550,999	-	550,999
Intersegment	746	27	17	791	(791)	-
Total	499,116	38,254	14,419	551,790	(791)	550,999
Ordinary expenses	475,572	36,438	13,565	525,576	(840)	524,736
Ordinary profit	23,543	1,816	854	26,214	48	26,263

For the nine months ended December 31, 2007 (Yen in millions)

	Life insurance business	Non-life insurance business	Banking business	Total	Elimination	Consolidated
Ordinary revenues:						
External customers	546,457	41,646	18,088	606,192	-	606,192
Intersegment	666	21	35	722	(722)	-
Total	547,123	41,668	18,123	606,915	(722)	606,192
Ordinary expenses	514,357	38,639	16,261	569,259	(870)	568,389
Ordinary profit	32,765	3,028	1,861	37,656	147	37,803

For the year ended March 31, 2007 (Yen in millions)

	Life insurance business	Non-life insurance business	Banking business	Total	Elimination	Consolidated
Ordinary revenues:						
External customers	688,854	50,988	19,437	759,280	-	759,280
Intersegment	1,017	32	33	1,081	(1,081)	-
Total	689,871	51,020	19,470	760,362	(1,081)	759,280
Ordinary expenses	674,983	48,975	18,116	742,075	(1,149)	740,926
Ordinary profit	14,888	2,044	1,354	18,286	67	18,354

SFH's consolidated results* are prepared in accordance with accounting principles and practices generally accepted in Japan. As such, these figures differ in significant respects from financial information reported by SFH's parent company, Sony Corporation, which prepares its financial statements in accordance with accounting principles and practices generally accepted in the United States.

* The scope of consolidation for SFH's consolidated results for the nine months ended December 31, 2006 includes Sony Financial Holdings, Sony Life Insurance Co., Ltd., Sony Assurance Inc., Sony Bank Inc., and Sony Life Insurance (Philippines) Corporation. The scope of consolidation for SFH's consolidated results for the nine months ended December 31, 2007 also includes Sony Bank Securities Inc.

On January 31, 2008, Sony Corporation announced its consolidated financial results for the third quarter ended December 31, 2007. SFH Group companies constitute the majority of Sony Group's Financial Services segment. However, the scope of Sony Group's Financial Services segment differs from the scope of SFH's consolidated results. For the scope of Sony Group's Financial Services segment, please refer to the January 31, 2008, news release by Sony Corporation.

1. Forward-looking statements may include—but are not limited to—statements using words such as "believe," "anticipate," "plan," "strategy," "expect," "forecast," "predict," "possibility" and similar words that describe future operating activities, financial performance, events or conditions. Forward-looking statements, whether spoken or written, are based on judgments made by the management of the SFH Group based on information that is currently available to it. As such, forward-looking statements are subject to various risks and uncertainties, and actual results may vary substantially from those expressed or implied in forward-looking statements. Consequently, investors are cautioned not to place undue reliance on forward-looking statements. The SFH Group disclaims any obligation to revise forward-looking statements in light of new information, future events or other findings.
2. The information contained in this press release does not constitute or form part of any offer for sale or subscription of or solicitation or invitation of any offer to buy or subscribe for any securities, nor shall it or any part of it form the basis of or be relied upon in connection with any contract or commitment whatsoever.

For inquiries:
Masaaki Konoo or Hiroko Hanakura
Corporate Communications & Investor Relations Dept.
Sony Financial Holdings Inc.
Telephone: +81-3-5785-1074
E-mail: press@sonyfh.co.jp
Website of Sony Financial Holdings Inc.
http://www.sonyfh.co.jp/english

Exhibit 4.

Press Release

Sony Bank to Become Wholly Owned Subsidiary

February 29, 2008

At a meeting held today, the Board of Directors of Sony Financial Holdings resolved to acquire the outstanding shares of Sony Bank Inc. held by Sumitomo Mitsui Banking Corporation, converting Sony Bank to a wholly owned subsidiary.
Since its commencement of operations in 2001, Sony Bank has steadily expanded its scope of operations as an internet bank catering to individual asset management. As of January 31, 2008, the bank's balance of deposits exceeded ¥1 trillion—the first time an institution specializing in Internet banking has reached this level.
Following its conversion to a wholly owned subsidiary, Sony Financial Holdings aims to strengthen ties among Group companies and further enhance its corporate value.

1. **Shares to Be Acquired**
   Of the 500,000 shares issued by Sony Bank, all 60,000 shares held by Sumitomo Mitsui Banking Corporation.

2. **Sony Financial Holdings' Ownership of Sony Bank's Shares Following the Acquisition**

	Before Acquisition	After Acquisition
Shares Held	440,000	500,000
Percentage Holdings	88.0%	100.0%

Note: This is an English-language summary of a Japanese announcement made by Sony Financial Holdings Inc. on February 29, 2008. The summary was prepared by Sony Financial Holdings solely for the convenience of non-Japanese readers.

Exhibit 5.

Press Release

Change in Ownership of Sony Bank Shares

March 13, 2008

Sony Bank Inc. announces the following change in the ownership of shares in and share ownership ratio of Sony Bank, as of March 13, 2008.

This change stems from the transfer of shares in Sony Bank held by Sumitomo Mitsui Banking Corporation to Sony Financial Holdings Inc. ("SFH"). Following this change, Sony Bank is a wholly owned subsidiary of SFH. The change has no effect on Sony Bank's capital or number of shares outstanding.

Shareholder	Before Change		After Change	
	Shares Held	Ownership	Shares Held	Ownership
Sony Financial Holdings Inc.	440,000	88%	500,000	100%
Sumitomo Mitsui Banking Corporation	60,000	12%	0	0%
Total	500,000	100%	500,000	100%

Note: This is an English-language summary of a Japanese announcement made by Sony Bank Inc., on March 13, 2008. The summary was prepared by Sony Financial Holdings solely for the convenience of non-Japanese readers.

END